Exhibit 99.1

Enthusiast Gaming Reports Second Quarter 2021 Results

Consolidated revenue of $37.1 million, including record direct sales of $4.4 million

Paid subscribers grew to a record 155,000

TORONTO, Aug. 10, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (NASDAQ:EGLX) (TSX:EGLX), (“Enthusiast Gaming” or the “Company”), today announced financial results for the three and six months ended June 30, 2021. All amounts are stated in Canadian dollars unless otherwise indicated.

Second Quarter 2021 Financial and Operating Highlights

•	Revenue of $37.1 million for the three months ended June 30, 2021 vs the three months ended June 30, 2020 (“Q2 2020”) revenue of $7.0 million
•	Gross profit of $8.0 million vs Q2 2020 gross profit of $3.2 million
•	Direct advertising sales of $4.4 million compared to direct advertising sales of $0.6 million in Q2 2020
•	The Company’s common shares commented trading on the Nasdaq
•	Raised gross proceeds of $60.1 million (USD$49.5 million) in a public offering
•	Completed acquisitions of popular web properties Tabstats and Icy Veins
•	Paid subscribers of approximately 155,000 as at June 30, 2021, as compared to approximately 111,000 subscribers as at June 30, 2020
•	Net and comprehensive loss of $12.8 million, or $0.11 on a per common share basis
•	Esports division, Luminosity Gaming, ranked as the most watched team on Twitch for each month of the second quarter

“After listing on the Nasdaq, completing two major acquisitions and raising $60.1 million (USD$49.5 million) to further accelerate our accretive M&A strategy, this has been an exemplary quarter for Enthusiast Gaming,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “We expect to see sequential revenue growth and margin improvements throughout the remainder of the year, driven by momentum in direct sales and our pipeline of acquisitions. While we continue to grow our subscription business from current and newly acquired properties, the game-changer for this vertical is expected to come from Project GG and its premium subscription offering, which will launch as an exclusive alpha to select gamers in late September. Our team’s ability to continue acquiring accretive properties, attract quality partners, and deliver fresh content to our fan communities continues to exceed expectations.”

Certain information provided in this news release is extracted from the unaudited condensed consolidated interim financial statements (the “Financial Statements”) and Management’s Discussion & Analysis (“MD&A”) of the Company for the three months ended June 30, 2021 and should be read in conjunction with them. It is only in the context of the information and disclosures contained in the Financial Statements and MD&A that an investor can properly analyze this information. The Financial Statements and MD&A can be found under the Company’s profile on SEDAR and EDGAR.

Earnings Announcement and Supplemental Information

Management will host a conference call and webcast on August 10, 2021, at 5:00 p.m. ET to review and discuss the second quarter 2021 results.

Conference call dial-in details:

North America (toll-free): +1 877-300-8521
International: +1 412-317-6026
Conference ID: 10159262

A live webcast can be accessed at https://www.enthusiastgaming.com/investors/.

If you are unable to join live, an archived recording of the webcast will be available on the investor relations section of the Enthusiast Gaming website.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer

investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications
carmela@providentcomms.com

647-287-2286

Forward Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management's current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2021 and December 31, 2020

(Unaudited - Expressed in Canadian Dollars)

	June 30, 2021	December 31, 2020
ASSETS
Current
Cash	$51,367,573	$4323,823
Trade and other receivables	22,322,613	22,424,596
Investments	2,503,692	124,998
Loans receivable	176,931	194,389
Income tax receivable	262,331	290,077
Prepaid expenses	4,093,213	576,802
Total current assets	80,726,353	27,934,685
Non-current
Property and equipment	296,112	354,850
Right-of-use asset - lease contracts	2,446,961	2,848,400
Long-term investment	-	2,606,100
Investment in associates	954,650	1,026,910
Long-term portion of prepaid expenses	256,055	263,196
Intangible assets	84,903,287	81,106,007
Goodwill	124,712,768	106,181,086
Total Assets	$294,296,186	$222,321,234

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$21,901,837	$23,602,547
Contract liabilities	2,672,365	1,625,594
Current portion of long-term debt	2,750,000	1,250,000
Current portion of deferred payment liability	1,599,657	636,600
Current portion of convertible debentures	-	7,546,453
Current portion of lease contract liabilities	503,102	578,330
Total current liabilities	29,426,961	35,239,524
Non-current
Long-term debt	7,271,115	21,651,956
Long-term lease contract liabilities	1,991,145	2,308,336
Vendor-take-back loan	-	5,559,250
Long-term portion of deferred payment liability	1,690,410	529,124
Deferred tax liability	16,887,505	15,161,987
Total liabilities	$57,267,136	$80,450,177

Shareholders' Equity
Share capital	345,078,178	232,616,997
Contributed surplus	16,591,617	7,494,164
Accumulated other comprehensive income (loss)	(75,866)	45,428
Deficit	(124,564,879)	(98,285,532)
Total shareholders' equity	237,029,050	141,871,057
Total liabilities and shareholders' equity	$294,296,186	$222,321,234

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the three and six months ended June 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Revenue
Revenue	$37,057,601	$7,029,096	$67,079,936	$13,958,668
Gain on player buyout	-	-	-	204,764
Total revenue	37,057,601	7,029,096	67,079,936	14,163,432
Cost of sales	29,038,301	3,807,977	53,129,628	7,649,084
Gross margin	8,019,300	3,221,119	13,950,308	6,514,348
Operating expenses
Professional fees	1,213,479	627,703	1,950,975	913,945
Consulting fees	1,075,726	1,181,024	2,386,353	2,388,674
Advertising and promotion	813,588	212,605	1,855,942	486,491
Office and general	2,165,506	466,173	2,872,451	1,452,641
Salaries and wages	5,566,237	1,646,915	10,194,512	2,887,399
Technology support, web development and content	2,698,660	1,299,857	4,093,543	2,234,751
Esports player, team and game expenses	1,465,718	618,687	2,994,323	1,483,796
Foreign exchange (gain) loss	(1,066,122)	108,248	(1,076,255)	(48,269)
Share-based compensation	3,958,309	278,875	9,718,345	669,248
Amortization and depreciation	1,659,583	1,051,392	3,295,437	2,348,532
Total operating expenses	19,550,684	7,491,479	38,285,626	14,817,208

Other expenses (income)
Transaction costs	209,129	-	209,129	-
Share of (income) loss from investment in associates	(6,158)	1,176,518	72,260	1,272,347
Interest and accretion	480,987	1,361,524	1,272,301	2,686,785
Change in fair value of investment	160,655	(11,601)	156,671	163,015
Gain on repayment of long-term debt	-	-	(39,502)	-
Loss on settlement of vendor-take-back loan	316,241	-	316,241	-
Loss on revaluation of deferred payment liability	89,184	-	89,184	-
Interest income	(22,911)	(15,007)	(41,231)	(76,530)
Net loss before income taxes	(12,758,511)	(6,781,794)	(26,370,371)	(12,348,477)

Income taxes
Current tax expense	48,692	11,381	34,037	11,381
Deferred tax recovery	(45,282)	(442,195)	(125,061)	(442,195)
Net loss for the period	(12,761,921)	(6,350,980)	(26,279,347)	(11,917,663)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss Foreign currency translation adjustment	(73,592)	(198,752)	(121,294)	3,619
Net loss and comprehensive loss for the period	$(12,835,513)	$(6,549,732)	$(26,400,641)	$(11,914,044)
Net loss and comprehensive loss per share, basic and diluted	$(0.11)	$(0.09)	$(0.23)	$(0.16)
Weighted average number of common shares outstanding, basic and diluted	117,523,027	74,210,312	114,509,330	73,367,225

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Cash Flows
For the six months ended June 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

	For the six months ended
	June 30, 2021	June 30, 2020

Cash flows from operating activities
Net loss for the period	$(26,279,347)	$(11,917,663)
Items not affecting cash:
Amortization and depreciation	3,295,437	2,348,532
Share-based compensation	9,718,345	669,248
Interest and accretion	465,657	897,397
Deferred tax recovery	(125,061)	(442,195)
Gain on player buyout	-	(204,764)
Foreign exchange loss (gain)	587,716	(14,831)
Gain on repayment of long-term debt	(39,502)	-
Loss on settlement of vendor-take-back loan	316,241	-
Loss on revaluation of deferred payment liability	89,184	-
Capitalized interest and success fee	-	1,382,646
Shares for services	185,662	92,115
Change in fair value of investment	156,671	163,015
Share of loss from investment in associates	72,260	1,272,347
Changes in working capital
Changes in trade and other receivables	375,985	(177,083)
Changes in prepaid expenses	(3,608,526)	121,589
Changes in loans receivable	37,500	-
Changes in accounts payable and accrued liabilities	(2,511,575)	(902,945)
Changes in contract liabilities	998,992	(299,600)
Changes in income tax receivable	(206,083)	(285,630)
Net cash used in operating activities	(16,470,444)	(7,297,822)

Cash flows from investing activities
Cash paid for mergers and acquisitions	(12,549,396)	-
Cash acquired from mergers and acquisitions	162,674	-
Proceeds from disposal of investment	-	680,000
Proceeds from disposal of intangible assets	-	204,764
Investment in associate	-	(500,000)
Acquisition of property and equipment	(3,398)	(4,871)
Net cash (used in) provided by investing activities	(12,390,120)	379,893

Cash flows from financing activities
Proceeds from the issuance of shares for offerings, net of transaction costs	95,183,398	-
Proceeds from long-term debt	944,787	-
Repayment of long-term debt	(13,773,470)	-
Proceeds from exercise of warrants	-	2,178,850
Proceeds from exercise of options	784,431	49,367
Repayment of vendor-take-back loan	(6,158,329)	-
Lease payments	(392,175)	(121,702)
Net cash provided by financing activities	76,588,642	2,106,515

Foreign exchange effect on cash	(684,328)	20,201
Net change in cash	47,043,750	(4,791,213)
Cash, beginning of period	4,323,823	13,211,722
Cash, end of period	$51,367,573	$8,420,509